EXHIBIT 99.1

COMPANY CONTACTS:

Jay S. Hennick
Founder & CEO

D. Scott Patterson
President & COO

John B. Friedrichsen
Senior Vice President & CFO

(416) 960-9500

FOR IMMEDIATE RELEASE

FirstService reports third quarter results

Operating highlights:
	Quarter ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Revenues (millions)	$451.1	$450.1	$1,237.4	$1,274.0
EBITDA (millions)	$43.5	$47.5	$97.1	$94.9
Adjusted EPS	$0.60	$0.68	$1.15	$1.08

TORONTO, Canada, November 3, 2009 – FirstService Corporation (TSX: FSV; NASDAQ: FSRV; preferred shares - TSX: FSV.PR.U) today reported results for its third quarter ended September 30, 2009.  All amounts are in US dollars.

For the quarter ended September 30, 2009, revenues were $451.1 million, a slight increase relative to the same period in the prior year, EBITDA (1) was $43.5 million, down from $47.5 million and Adjusted EPS (2) was $0.60, versus $0.68 reported in the prior year period.  GAAP EPS from continuing operations was $0.16 per share in the quarter, compared to $0.36 for the same quarter a year ago.

For the nine months ended September 30, 2009, revenues were $1.237 billion, a decrease of 3% relative to the same period in the prior year, EBITDA (1) was $97.1 million, up 2% from $94.9 million in the prior year and Adjusted EPS (2) was $1.15, up from $1.08 reported in the prior year period. GAAP EPS from continuing operations was a loss of $1.45 for the nine month period, compared to earnings of $0.53 for the same period a year ago.

“During the third quarter once again, we delivered solid results in Residential Property Management and excellent results in Property Services, while Commercial Real Estate continued to be under pressure primarily in North America and Europe,” said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation.  “We also recently completed several key initiatives including the acquisition of a 29.9% interest in publicly-traded Colliers CRE plc, the Colliers International operating partner in the UK, Ireland and Spain,” he concluded.

On October 21, 2009, FirstService announced a $70 million public offering of 6.5% Convertible Unsecured Subordinated Debentures (the “Debentures”).  FirstService has granted the underwriters a 10% over-allotment option, which may result in a total offering of up to $77 million.  The Debentures are convertible into common shares at a price of US$28.00, and have a maturity date of December 31, 2014.  FirstService has the right to pay interest and/or principal in cash or common shares, at its option.  The net proceeds of the offering will be used to repay existing debt under the revolving credit facility and for general corporate purposes.  On closing, currently expected to be November 10, 2009, FirstService will have in excess of $200 million of capital available for growth and acquisitions, represented by cash on hand and undrawn capacity on its revolving credit facility.

About FirstService Corporation
FirstService is a global diversified leader in the rapidly growing real estate services sector, providing services in the following three areas: commercial real estate; residential property management; and property services.  Industry-leading service platforms include: Colliers International and FirstService Real Estate Advisors, together the third largest global player in commercial real estate; FirstService Residential Management, the largest manager of residential communities in North America; and TFC, North America’s largest provider of property services through franchise and contractor networks.

FirstService is a diversified property services company with US$1.7 billion in annualized revenues and over 18,000 employees worldwide.  More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results
Commercial Real Estate Services revenues totalled $156.0 million for the quarter, down 16% relative to the prior year quarter.  Excluding the impact of acquisitions, revenues declined 23% (16% on a local currency basis) as a result of a reduction in investment sales and leasing activity, primarily in North America and Europe, due to the global economic slowdown and the depreciation of foreign currencies relative to the US dollar.  Quarterly EBITDA, before a non-recurring $1.8 million cost containment charge, was $3.8 million, versus EBITDA of $12.3 million in the year-ago period.

Residential Property Management revenues increased to $174.8 million for the quarter, up 4% versus the prior year period, attributable to a 5% increase in property management contract revenue, offset by a decline in ancillary service revenues.  EBITDA for the quarter was $17.6 million, versus $17.7 million in the prior year period.

Property Services revenues totalled $120.3 million, an increase of 23% over the prior year period.  The revenue increase was attributable primarily to Field Asset Services.  Revenues from the segment’s consumer-oriented franchise operations declined 25% as a result of the continued weakness in the US economy.  EBITDA in the third quarter was $24.2 million, an increase of 19% versus $20.3 million in the prior year.

Quarterly corporate costs were $3.6 million, relative to $3.2 million in the prior year period.

Deferred Income Tax Charge
During the quarter, the Company recorded a non-cash valuation allowance with respect to deferred income tax assets, which increased income tax expense by $3.6 million and reduced GAAP earnings per share by $0.11.  For the nine month period ended September 30, 2009, the valuation allowance amounted to $18.5 million, or $0.58 per share. The valuation allowance relates to tax loss carry-forwards in the Company’s North American Commercial Real Estate operations.  The loss carry-forwards remain available to offset taxes over the next 20 years.

Conference Call
FirstService will be holding a conference call on Tuesday, November 3, 2009 at 11:00 a.m. Eastern Time to discuss results for the third quarter.  The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Footnotes
1. Reconciliation of net earnings (loss) from continuing operations to EBITDA:

(in thousands of US dollars)	Three months ended September 30		Nine months ended September 30
(unaudited)	2009	2008	2009	2008

Net earnings (loss) from continuing operations	$16,678	$19,257	$(15,990)	$36,904
Income tax	12,036	8,151	31,220	8,330
Other income	46	(1,354)	(65)	(3,274)
Integrated Security division divesture bonus	-	5,715	-	5,715
Impairment loss on available-for-sale securities	(3,545)	2,485	(4,488)	2,485
Interest expense, net	2,928	1,188	8,622	8,757
Operating earnings	28,143	35,442	19,299	58,917
Depreciation	7,128	5,592	19,492	17,217
Amortization of intangible assets	4,949	4,457	16,202	13,744
Goodwill impairment charge	-	-	29,583	-
	40,220	45,491	84,576	89,878
Stock-based compensation expense	1,525	326	4,696	2,646
Cost containment	1,766	1,634	7,841	2,424
EBITDA	$43,511	$47,451	$97,113	$94,948

EBITDA is defined as net earnings from continuing operations before income taxes, interest, depreciation and amortization, stock-based compensation expense and other non-cash or non-recurring expenses.  The Company uses EBITDA to evaluate operating performance.  EBITDA is an integral part of the Company’s planning and reporting systems.  Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets.  The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company also believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP.  The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.

2. Reconciliation of net earnings (loss) and net earnings (loss) per common share from continuing operations to adjusted net earnings and adjusted net earnings per share:

(in thousands of US dollars)	Three months ended September 30		Nine months ended September 30
(unaudited)	2009	2008	2009	2008

Net earnings (loss) attributable to common shareholders	$4,793	$115,128	$(45,604)	$106,332
Non-controlling interest redemption increment	6,940	(36,344)	17,787	(24,276)
Company share of net (earnings) loss from discontinued operations, net of tax	19	(68,074)	2,973	(66,218)
Amortization of intangible assets	4,949	4,457	16,202	13,744
Goodwill impairment charge	-	-	29,583	-
Integrated Security division divestiture bonus	-	5,715	-	5,715
Stock-based compensation expense	1,525	326	4,696	2,646
Cost containment	1,766	1,634	7,841	2,424
(Gain) loss on AFS securities	(3,545)	2,485	(4,488)	2,485
Income tax on adjustments	(1,534)	(4,705)	(8,187)	(8,954)
Deferred income tax valuation allowance	3,563	-	18,521	-
Non-controlling interest on adjustments	(672)	(479)	(5,381)	(1,420)
Adjusted net earnings from continuing operations	$17,804	$20,143	$33,943	$32,478

(in US dollars)	Three months ended September 30		Nine months ended September 30
(unaudited)	2009	2008	2009	2008

Diluted net earnings (loss) per common share from continuing operations	$0.16	$0.36	$(1.45)	$0.53
Non-controlling interest redemption increment	0.24	-	0.60	-
Amortization of intangible assets, net of income tax	0.10	0.09	0.33	0.26
Goodwill impairment charge	-	-	0.93	-
Integrated Security division divestiture bonus, net of income tax	-	0.12	-	0.12
Stock-based compensation expense, net of income tax	0.03	0.01	0.09	0.05
Cost containment, net of income tax	0.04	0.03	0.17	0.05
(Gain) loss on AFS securities, net of income tax	(0.08)	0.07	(0.10)	0.07
Deferred income tax valuation allowance	0.11	-	0.58	-
Adjusted diluted net earnings per common share from continuing operations	$0.60	$0.68	$1.15	$1.08

The Company is presenting adjusted earnings measures to eliminate the impact of: (i) the non-controlling interest (“NCI”) redemption increment in connection with ASC 810-10 and related guidance; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) a non-recurring goodwill impairment charge; (iv) stock-based compensation expense; (v) non-recurring cost containment expenses; (vi) any realized gains on sale or unrealized losses on impairment of available-for-sale securities and (vii) a deferred income tax valuation allowance related to tax loss carry-forwards.  All of the adjustments are considered “non-GAAP financial measures” under applicable securities regulatory authority policies and guidelines.

Forward-looking Statements
This press release includes or may include forward-looking statements.  Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations.  These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements.  Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release.  This press release should be read in conjunction with the Company's full quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
		Three months ended September 30		Nine months ended September 30
	(unaudited)	2009	2008	2009	2008

	Revenues	$451,080	$450,051	$1,237,433	$1,273,951
	Cost of revenues	275,469	267,635	762,397	773,499
	Selling, general and administrative expenses	135,391	136,925	390,460	410,574
	Depreciation	7,128	5,592	19,492	17,217
	Amortization of intangible assets	4,949	4,457	16,202	13,744
	Goodwill impairment charge	-	-	29,583	-
	Operating earnings	28,143	35,442	19,299	58,917
	Integrated Security division divestiture bonus	-	5,715	-	5,715
	(Gain) loss on available-for-sale securities	(3,545)	2,485	(4,488)	2,485
	Interest expense, net	2,928	1,188	8,622	8,757
	Other expense (income)	46	(1,354)	(65)	(3,274)
		28,714	27,408	15,230	45,234
	Income tax (1)	12,036	8,151	31,220	8,330
	Net earnings (loss) from continuing operations	16,678	19,257	(15,990)	36,904
	Discontinued operations, net of tax (2)	(19)	67,628	(3,248)	64,410
	Net earnings (loss)	16,659	86,885	(19,238)	101,314
	Non-controlling interest share of earnings (loss)	2,401	5,563	1,003	11,488
	Non-controlling interest redemption increment	6,940	(36,344)	17,787	(24,276)
	Net earnings (loss) attributable to Company	$7,318	$117,666	$(38,028)	$114,102
	Preferred share dividends	2,525	2,538	7,576	7,770
	Net earnings (loss) attributable to common shareholders	$4,793	$115,128	$(45,604)	$106,332

	Net earnings (loss) per common share (3)
	Basic
	Continuing operations	$0.16	$0.36	$(1.45)	$0.53
	Discontinued operations	-	2.32	(0.10)	2.22
		$0.16	$2.68	$(1.55)	$2.75

	Diluted (4)
	Continuing operations	$0.16	$0.36	$(1.45)	$0.53
	Discontinued operations	-	2.30	(0.10)	2.20
		$0.16	$2.66	$(1.55)	$2.73

	Adjusted diluted net earnings per common share from continuing operations (5)	$0.60	$0.68	$1.15	$1.08

Weighted average common shares outstanding: (in thousands)	Basic	29,441	29,395	29,401	29,824
	Diluted	29,548	29,568	29,443	30,055

Notes to Condensed Consolidated Statements of Earnings
(1) Income tax expense for the three months ended September 30, 2009 includes a $3,563 non-cash valuation allowance charge related to deferred income tax assets (2008 - nil); income tax expense for the nine months ended September 30, 2009 includes a $18,521 non-cash valuation allowance charge related to deferred income tax assets (2008 - nil).
(2) Reflects (i) the Integrated Security segment; (ii) the Canadian commercial mortgage securitization operation; and (iii) the Chicago-based US mortgage brokerage and servicing operation.   Amounts shown are before NCI share.  For the three months ended September 30, 2009, NCI share was nil (2008 - $445) and for the nine months ended September 30, 2009 NCI share was $(275) (2008 - $1,808).
(3) Based on the implementation rules within ASC 810-10 and related guidance, comparative earnings per share for both the three month and nine month periods ended September 30, 2008 were not restated for the changes in accounting for NCI.
(4) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at a subsidiary.  The adjustment for the three months ended September 30, 2009 was nil (2008 - $62) and nine months ended September 30, 2009 was nil (2008 - $79).
(5) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30 2009	December 31 2008

Assets
Cash and cash equivalents	$63,274	$79,642
Restricted cash	3,715	10,240
Accounts receivable	212,597	175,520
Inventories	10,213	10,572
Prepaids and other current assets	48,016	50,674
Assets held for sale	415	14,210
Current assets	338,230	340,858
Fixed assets	76,310	76,789
Other non-current assets	23,754	39,363
Goodwill and intangibles	501,316	527,124
Assets held for sale	2,205	6,503
Total assets	$941,815	$990,637
Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$219,882	$215,992
Other current liabilities	39,197	35,242
Long term debt – current	23,181	20,899
Liabilities related to assets held for sale	10	12,946
Current liabilities	282,270	285,079
Long term debt – non-current	261,540	245,470
Other liabilities	24,792	21,832
Deferred income tax	41,999	42,072
Liabilities related to assets held for sale	-	278
Non-controlling interests	162,316	196,765
Shareholders’ equity	168,898	199,141
Total liabilities and equity	$941,815	$990,637

Supplemental Balance Sheet information
Total debt	$284,721	$266,369
Total debt, net of cash	221,447	186,727

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)

(unaudited)	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Operating activities
Net earnings (loss) from continuing operations	$16,678	$19,257	$(15,990)	$36,904
Items not affecting cash:
Depreciation and amortization	12,077	10,051	35,694	30,963
Goodwill impairment charge	-	-	29,583	-
Deferred income tax	(1,547)	(3,047)	879	(22,641)
Other	721	190	1,837	3,986
	27,929	26,451	52,003	49,212
Changes in operating assets and liabilities	4,905	4,089	(26,572)	(38,810)
Discontinued operations	6,573	381	621	7,688
Net cash provided by operating activities	39,407	30,921	26,052	18,090
Investing activities
Acquisitions of businesses, net of cash acquired	(9,044)	(15,189)	(34,323)	(43,716)
Purchases of fixed assets, net	(7,233)	(4,010)	(18,548)	(19,285)
Other investing activities	11,456	1,218	8,442	8,612
Discontinued operations	307	155,101	(167)	154,413
Net cash (used in) provided by investing activities	(4,514)	137,120	(44,596)	100,024
Financing activities
(Decrease) increase in long-term debt, net	(32,035)	(136,357)	15,786	(87,778)
Preferred share dividends	(2,525)	(2,538)	(7,576)	(7,770)
Other financing activities	(3,900)	(3,374)	(9,444)	(27,308)
Discontinued operations	-	-	-	140
Net cash used in financing activities	(38,460)	(142,269)	(1,234)	(122,716)
Effect of exchange rate changes on cash	1,757	56	3,149	(2,379)
(Decrease) increase in cash and cash equivalents	(1,810)	25,828	(16,629)	(6,981)
Cash and cash equivalents, beginning of period including cash held by discontinued operations	$65,230	$69,227	$80,049	$102,036
Cash and cash equivalents, end of period including cash held by discontinued operations	$63,420	$95,055	$63,420	$95,055

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)

(unaudited)	Commercial Real Estate Service	Residential Property Management	Property Services	Corporate	Consolidated

Three months ended September 30

2009
Revenues	$155,984	$174,757	$120,305	$34	$451,080
EBITDA	2,008	17,646	24,180	(3,614)	40,220
Stock-based compensation					1,525
Cost containment	1,766				1,766
	3,774				43,511
Operating earnings (loss)	(4,338)	14,720	21,457	(3,696)	28,143

2008
Revenues	$185,158	$167,388	$97,467	$38	$450,051
EBITDA	10,649	17,744	20,266	(3,168)	45,491
Stock-based compensation					326
Cost containment	1,634				1,634
	12,283				47,451
Operating earnings	5,250	15,039	18,408	(3,255)	35,442

(unaudited)	Commercial Real Estate Service	Residential Property Management	Property Services	Corporate	Consolidated

Nine months ended September 30

2009
Revenues	$417,043	$489,271	$331,020	$99	$1,237,433
EBITDA	(13,516)	46,074	60,414	(8,396)	84,576
Stock-based compensation					4,696
Cost containment	7,841				7,841
	(5,675)				97,113
Operating earnings (loss) (1)	(62,827)	37,402	53,351	(8,627)	19,299

2008
Revenues	$564,342	$471,038	$238,412	$159	$1,273,951
EBITDA	19,321	43,626	35,369	(8,438)	89,878
Stock-based compensation					2,646
Cost containment	2,424				2,424
	21,745				94,948
Operating earnings	2,729	35,009	29,932	(8,753)	58,917

(1) Includes goodwill impairment charge in the amount of $29,583 recorded in the Commercial Real Estate Services segment during the quarter ended March 31, 2009.